

June 5, 2015

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Rd, Suite 270
Raleigh, NC 27609

> **Re:**   **AmericaTowne, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014, as Amended**
> **Filed April 16, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015, as Amended**
> **Filed May 15, 2015**
> **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Item 1. Business

1.   Please revise at the onset of your discussion to clearly and succinctly state what comprises AmericaTowne's business. Refer to Item 101 of Regulation S-K. Clearly identify those aspects of your business that are currently operational, and those which are at this point aspirational in nature only.

Corporate History, page 7

2.   Please refer to the last paragraph. Tell us how you accounted for the stock exchange. Refer to your basis in the accounting literature.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Cost of Sales, page 47

3.   Please tell us and disclose how you recognized the $194,304 of revenues generated primarily from the Export Service agreement. Also, tell us and disclose the nature of the related cost of revenues ($52,113) since the service fee revenues provided through Yilaime Corporation are recognized on a net basis. Further, please expand upon the discussion of the nature of these sales to related parties and whether under the Service Provider Agreement with Yilaime.

Cash Provided by Operating Activities, page 49

4.   Please refer to the first sentence of the second paragraph. Expand to discuss in detail your plans for the next twelve months since you have insufficient cash to operate your business at the current level.

Recent Accounting Policies, page 53

5.   Please delete the example of an apparel company since you are not an apparel company.

6.   Please delete the links to You Tube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

Balance Sheet, page F-3

7.   Please tell us and disclose the nature of the accounts receivable. Also, disclose your accounting policy for such receivables including the allowance for doubtful accounts receivable pursuant to ASC 310-10-50.

Notes to Financial Statements

Note 1. Organization and Description of Business, page 1

8.   Please refer to the last paragraph. Revise to disclose the nature of your business instead of Yilaime consistent with the description of you on pages 7 through 12.

9.   Please provide the nature of your development stage activities in accordance with ASC 915-235-50.

Note 2. Significant Accounting Policies

Income Taxes, page 3

10.   Please provide the disclosures for income taxes per ASC 740-10-50.

Change in Policy on Recognizing Revenue, page 4

11.   Please delete this disclosure since the adjustments are reflected in your financial statements.

Revenue Recognition, page 7

12.   Please delete the links to You Tube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

13.   Please refer to "Yilaime is an independent contractor to the Company." Since Mr. Perkins is your CEO and CFO and the sole shareholder of Yilaime, please delete the "independent" reference.

Item 9A. Controls and Procedures, page 56

14.   Please provide a statement pursuant to the instructions to Item 308 of Regulation S-K.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2015

Notes to Financial Statements

Note 1. Organization and Description of Business, page 7

15.   Please delete the sentence referencing the Commission's review of your Form 8-K filing dated March 2, 2015.

Note 2. Summary of Significant Accounting Policies, Interim Financial Statements, page 8

16.   Please revise the reference to your September 30, 2014 financial statements to the current quarter.

Income Taxes, page 3

17.   Please provide the disclosures for income taxes per ASC 740-10-50.

Change in Policy on Recognizing Revenue, page 9

18.   Please delete this disclosure since the adjustments are reflected in your financial statements.

Revenue Recognition, page 11

19.   Please delete the links to You Tube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

20.   Please provide your discussion pursuant to Item 303(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director